FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on March 3, 2011, by Panasonic Corporation (the registrant), announcing the determination of terms and conditions for its domestic unsecured straight bond issues.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: March 4, 2011

March 3, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Sets Terms and Conditions for its Domestic Unsecured Straight Bond Issues

Osaka, Japan, March 3, 2011 – Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) announced that the company today determined terms and conditions for the issues of unsecured straight bonds in Japan in the aggregate principal amount of 500 billion yen. The basic terms for these domestic unsecured straight bond issues had been approved at Panasonic’s board meeting of February 2, 2011.

Panasonic decided to issue the bonds in three series, with maturities of two (2), five (5) and seven (7) years, respectively.

The terms and conditions for each series – namely Panasonic’s Ninth, Tenth and Eleventh Series of Unsecured Straight Bonds – are set as follows:

Series name	Ninth Series	Tenth Series	Eleventh Series

Aggregate principal amount to be issued	150 billion yen	200 billion yen	150 billion yen

Denomination of each bond	100 million yen (a single kind)

Coupon rate (per annum)	0.380%	0.752%	1.081%

Issue price	100% of the principal amount

Interest payment dates	March 20 and September 20 of each year (First interest payment date will be September 20, 2011)

Maturity date	March 19, 2013	March 18, 2016	March 20, 2018

Payment date	March 9, 2011

(Notes)

•	Panasonic intends to use the proceeds from the bond issues to repay short-term interest-bearing debt.

•	Panasonic set up a shelf registration for the issue of bonds with the maximum possible amount of 500 billion yen on February 2, 2011.

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(This press release does not constitute an offer of securities in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.)

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